AULT INCORPORATED & SUBSIDIARY

CALCULATIONS OF CONSOLIDATED EARNINGS PER SHARE
(In Thousands of Dollars, Except Per Share Data)
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
                                     (UNAUDITED)
                                   SIX MONTHS ENDED
                                Nov. 26,  Nov. 27,
                                  1995      1994

Primary Earnings Per Common
Share:

Net Income                           $262      $124

Average Shares of Common Stock
   And Equivalent Outstanding:
    Common Shares Beginning
    of Period                   2,083,776 2,062,526

  Common Stock From Exercise
      of Options, Weighted
  Additional Outstanding
   Common Stoc From Fully
   Dilutive Options, Weighted*      2,749    14,247

Used to Compute Primary
Earnings Per Share              2,176,589 2,079,966

Primary Earnings Per Share          $0.12     $0.06

*Common stock equivalent for exercisable options amounting to 34,498 shares in fiscal 1996, and 122,302 shares in fiscal 1995 have an antidilutive effect on the earnings per share, because of their higher prices compared to their market values. These shares were, therefore, excluded from the per share earnings calculations.
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